Stantec

Stantec Consulting Ltd.
607 Torbay Road
St. John's NL A1A 4Y6
Tel: (709) 576-1458
Fax: (709) 576-2126

CONSENT OF QUALIFIED PERSON

Dear Sirs:

RE: ALDERON IRON ORE CORP.

I, Paul D. Deering, P.Eng., P.Geo., hereby consent to the public filing of the technical report titled *"Feasibility Study of the Rose Deposit and Resource Estimate for the Mills Lake Deposit of the Kamistiatusset (Kami) Iron Ore Property, Labrador"* and dated effective December 17, 2012 (the "Technical Report") by Alderon Iron Ore Corp.

I also consent to any extracts from or a summary of the Technical Report in the news release dated January 9, 2013 of Alderon Iron Ore Corp. (the "News Release").

I certify that I have read the News Release filed by Alderon Iron Ore Corp. and that it fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 9th day of January, 2013.

Sincerely,

Paul D. Deering, P. Eng., P. Geo.
Principal, Geotechnical Engineering

REGISTERED PROFESSIONAL ENGINEER
PEG Newfoundland and Labrador
PAUL D. DEERING
SIGNATURE
Janu 9/13
DATE
NEWFOUNDLAND & LABRADOR

REGISTERED PROFESSIONAL GEOSCIENTIST
PAUL DEERING
SIGNATURE
Janu 9/13
DATE
NEWFOUNDLAND & LABRADOR